UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

CENTRAL FUND OF CANADA LIMITED

(Translation of registrant’s name into English)

Suite 805, 1323 - 15th Avenue S.W., Calgary, Alberta , Canada  T3C 0X8

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

[Indicate by check mark whether the registrant by furnishing the information in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES ☐	NO ☒

 [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A]

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL FUND OF CANADA LIMITED (Registrant)

Date: March 5, 2008	By: /s/ J.C. STEFAN SPICER _______________________________ (Signature) J.C. Stefan Spicer, President & CEO

CENTRAL FUND OF CANADA LIMITED

FOR IMMEDIATE RELEASE

on March 5, 2008

to Marketwire and U.S. Disclosure Circuit

TSX SYMBOLS: CEF.A and CEF.U

AMEX SYMBOL: CEF

CENTRAL FUND CLOSES APPROXIMATELY US$57 MILLION SHARE ISSUE

TORONTO, Ontario (March 5, 2008) - Central Fund of Canada Limited (“Central Fund”) of Calgary, Alberta announced today that it has completed the sale of 4,318,181 non-voting, fully participating Class A Shares of Central Fund at a price of U.S.$13.20 to CIBC World Markets Inc. (the “Underwriter”), raising total gross proceeds of U.S. $56,999,989.20. The Class A Shares offered were primarily sold to investors in Canada and in the United States under the multijurisdictional disclosure system.

The underwritten price of U.S.$13.20 per Class A Share was non-dilutive and accretive for the existing shareholders of Central Fund. In accordance with its investment policies, Central Fund has invested substantially all of the net proceeds of the issue (after deducting fees payable to the Underwriter and expenses of the issue) in gold and silver bullion, with the balance of the net proceeds reserved for additional bullion purchases and working capital purposes. It is anticipated that the additional capital raised by the issue will assist Central Fund’s objective of reducing the annual expense ratio in favour of all shareholders.

The new total of issued and outstanding Class A Shares of Central Fund is 129,452,713. The investment holdings of Central Fund are now represented by approximately 830,585 fine ounces of gold, 41,523,556 ounces of silver and U.S.$29,017,158 in cash.

The Class A Shares of Central Fund are qualified investments for RRSPs, DPSPs, RRIFs, RESPs and RDSPs. The Class A Shares are also eligible investments in the United States for various regulated investors and accounts.

The Class A Shares of Central Fund have been listed on the Toronto Stock Exchange (CEF.A/CEF.U) since 1966 and on the AMEX (CEF) since 1986. They may be purchased on either stock exchange by worldwide investors.

Central Fund has filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission ("SEC") a third prospectus supplement dated February 27, 2008, to the base shelf prospectus and registration statement dated September 29, 2006 which will serve to qualify the offering to which this communication relates. Before you invest, you should read the base shelf prospectus, the third prospectus supplement and any other documents the Company has filed with the securities commissions in each of the provinces and territories of Canada, except Quebec, and the SEC for more complete information about the Company and this offering. You may obtain a copy of the base shelf prospectus and the third prospectus supplement filed in the United States from CIBC World Markets Corp., 300 Madison Avenue, New York, New York 10017 or request a copy by telephone at 212-667-7014. You may obtain a copy of the base shelf prospectus and the third prospectus supplement in Canada from CIBC World Markets Inc., fax 416-594-7242 or request a copy by telephone at 416-594-7270. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Central Fund of Canada Limited (est. 1961) is an exchange tradeable refined gold and silver bullion holding company. Class A Shares are qualified for inclusion in many North American regulated accounts. Bullion holdings are stored on an unencumbered, allocated, segregated and insured basis in the treasury vaults of a major Canadian bank and are audited semi-annually in the presence of Central Fund’s auditors and bank representatives. Class A Shares are quoted on the AMEX, symbol CEF and the TSX,

symbol CEF.A (Cdn.$) and CEF.U (U.S.$).

For further information, please contact J.C. Stefan Spicer, President and CEO at 905-648-7878. Website: www.centralfund.com . Email: info@centralfund.com .